January 17, 2011

VIA EDGAR SUBMISSION AND
FACSIMILE (703) 813-6967

Ms. Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Scorpion Performance, Inc. Form 10-K for the year ended December 31, 2009 Filed March 31, 2010 File No. 0-52859

Dear Ms. Cvrkel:

Set forth below are responses to your letter dated December 22, 2010 to Scorpion Performance, Inc. (the "Company”) with respect to the above-referenced Form 10-K and the Company’s Form 10-Q for the period ended September 30, 2010.  The comments and headings from your letter are repeated below for convenience.

Form 10-K for the Year Ended December 31, 2009

Notes to the Financial Statements
General

1.

We note from your disclosure on page 6 of your Form 10-K that one of your customers accounted for 29% of your revenue during 2009. Please revise the notes to the financial statements in future filings to disclose the total amount of revenue from any customer that amounts to 10 percent or more of your total revenues. See requirements in ASC 280-10-50-42.  Also, please disclose revenues from each type of product and services in the notes to the financial statements as required by ASC 280-10-50-40.

RESPONSE:

Beginning with our December 31, 2010 Form 10-K, we will disclose in our notes to our financial statements, the total amount of revenue from any customer that amounts to 10% or more of our total revenues as well as the revenues from each type of produce and service.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 17, 2010

Balance Sheet, page F-3

2.

We note from the face of your balance sheet that you have $2,156,947 of preferred stock subscriptions recorded at December 31, 2009. In light of the fact that it appears from your statement of cash flows that $2,156,947 of cash was received during 2009 for the issuance of preferred stock, please explain to us why you have categorized the preferred stock as preferred stock subscriptions rather than preferred stock issued.  If there are any rights to refund or cancelation of the preferred shares, please indicate so in your response.  Similarly, please explain to us the classification of the preferred stock issued in the nine months ended September 30, 2010 as preferred stock subscriptions.  Also, please tell us if the dividends on the preferred shares are considered cumulative. If so, please revise future filings to disclose the aggregate and per-share amounts of arrearages in cumulative preferred dividends as required by ASC 505-10-50-5. Also, please note that in computing earnings per share, the net loss should be increased by those preferred dividends.  See guidance in ASC 260-10-45-11.

RESPONSE:

We have created a separate line item (Preferred stock, subscriptions) on our balance sheet to break out the proceeds from the sale of preferred stock from the sale of common stock and which is intended to be a subcategory of additional paid in capital.  The omission of a nominal value for preferred stock issued was an oversight that will be corrected in future filings.

With regards to rights of refund or cancellation, once a subscription is accepted by the Company, holders of the preferred stock do not have rights of refund or cancelation, nor are the shares of preferred stock subject to rights of redemption except upon and by reason of any liquidation, dissolution or winding up of the Company.

Dividends on the preferred shares are cumulative and payable in shares of the Company’s common stock or cash. Dividends will only be paid for two years from the date of issuance and paid annually on the 15th of April based on a 360-day year consisting of twelve 30-day months.  Beginning with our December 31, 2010 Form 10-K, we will disclose the aggregate and per-share amounts of arrearages in cumulative preferred dividends as required by ASC 505-10-50-5.

Statements of Operations, page F-4

3.

We note that you present revenue as "revenues, net" on the face of the statement of operations. Please tell us and disclose in the notes to the financial statements in future filings, the nature of any amounts that are recorded as offsets to revenue such as discounts, allowances, etc.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 17, 2010

RESPONSE:

There were discounts and allowances of approximately $10,566 for the year ended December 31, 2009 and approximately $3,600 for the nine months ended September 30, 2010.  We did not believe these amounts to be material; however, beginning with our December 31, 2010 Form 10-K, we will disclose the amounts and nature of any amounts that are recorded as offsets to revenue such as discounts, allowances, etc.

Note 1 – Summary of Significant Accounting Policies Impairment, page F-10

4.

We note from your financial statements that you continue to experience net losses, negative cash flows from operations, and have accumulated a substantial deficit. In addition. we note that as a result of unanticipated delays, together with costs and a general freeze on credit and funding to fully fund construction during 2009, the Company revised its initial budget for the Ocala facility to $3.2 million from $2 million and extended the move date to the third quarter of 2010, and again to the first quarter of 2011.  However, despite these negative circumstances, we note no discussion in the notes to the financial statements with regards to whether an impairment analysis was performed with respect to the long-lived assets during the year ended December 31, 2009 or during the nine months ended September 30. 2010. In light of the significant amount of long-lived assets on your balance sheet, supplementally advise us of whether you have performed an impairment test of the long-lived assets subsequent to the August 2008 date disclosed in the notes to the financial statements. See guidance in Topic ASC 360-10-35-21e, and ASC 360-10-35-21d. If you have performed an impairment analysis, please provide us with the results of your analysis and draft disclosure that summarizes the methods and significant assumptions that were used in your impairment analysis for long-lived assets, and how actual results to date compare to projections and assumptions used in your most recently completed impairment analysis for your long-lived assets. We may have further comment upon reviewing your response.

	RESPONSE:	The Company has not performed an impairment test of the long-lived assets subsequent to August 2008 and intends to do so for the year ended December 31, 2010.

Form 10-Q for the period ended September 30, 2010 Note 4 - Notes Payable, page 16

5.

We note that on December 22, 2009, the Company acquired the Ocala Adjacent Property via seller financing of $2,000,000.  As of September 31, 2010, the Company has received rental income in the amount of $137,737. In light of the materiality of the amount of rental income to your statements of operations, please tell us and revise your disclosure in future filings to describe the terms of the lease agreement and your accounting for the rental income, including how you account for any rent escalations or lease incentives.  Also please revise to include the disclosures required by ASC 840-20-50-4.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 17, 2010

RESPONSE:

We assumed the lease that requires the tenant to pay monthly rent of $12,775, plus insurance, through September 2011 at which time we anticipate renegotiating a new lease.  We have accounted for the rental income as Other Income and will revise our disclosure in future filings to describe the terms of the lease agreement and to clarify our accounting for the rental income, including how we account for rent escalations or lease incentives, if any, as required by ASC 840-20-50-4.

Note 5 - Equity, page 17

6.

We note that in July 2009, the Company authorized the issuance of 500,000 shares of preferred stock designated as Series B Preferred Stock (the "Series B Preferred Stock") to Robert Stopanio, the Company's President, sole director. and a controlling shareholder of the Company.  You also disclose that the shares are being issued at in lieu of a cash bonus for Mr. Stopanio’s development of a manufacturing incubator and a medical components manufacturing division which will be operated through the Company's subsidiary, Scorpion Medical Technologies, LLC.  However, it is unclear from your disclosures when these preferred shares will be considered "earned" by Mr. Stopanio. Please tell us and expand your disclosure in future filings to describe whether the bonus has been. earned by Mr. Stopanio as of September 30, 2010 and how you are accounting for the issuance of preferred shares in lieu of a cash bonus. Note that for the issuance of stock for services, these transactions should be valued at the fair value of the services rendered if more reliably measurable.

RESPONSE:

The shares of Series B Preferred Stock will be issued and considered “earned” by Mr. Stopanio when the Company’s manufacturing incubator subsidiary becomes fully operational.  We believe this will occur during 2011 once all of the Company’s operations are moved from Fort Lauderdale to the Ocala facility during 2011.  We will expand our disclosure in future filings, including our upcoming Form 10-K, to describe the terms of issuance of the shares, the dates and number of shares deemed earned and as they are issued, and discuss how we are accounting for the issuance of preferred shares in lieu of a cash bonus.

The Company acknowledges that:

• It is responsible for the adequacy and accuracy of the disclosure in the filings;

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 17, 2010

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

I believe that this response addresses your comments; however, if you require further clarification or if you have questions, please contact the undersigned at (561) 906-3938.

Respectfully yours,

/s/ Karen Rodgers, Controller

cc:   Mr. Robert Stopanio, President